Press Release

Infosys Limited's American Depositary Shares Approved for Listing
on NYSE Euronext Paris

Bangalore – February 14, 2013: Infosys, a global leader in consulting and technology, today announced that the French Autorité des marchés financiers (AMF) has approved the Company’s prospectus for admission of its American Depositary Shares for listing and trading on the Professional Segment of NYSE Euronext Paris, and has granted visa number 13-029, dated February 13, 2013, on the Prospectus. The listing is addressed to qualified investors. The attention of investors is drawn to the risk factors described in the Prospectus.

Infosys has also applied for admission to listing and trading on NYSE Euronext London. On February 12, 2013, Euronext Paris S.A. approved Infosys' application for listing and trading its American Depositary Shares on NYSE Euronext Paris, and LIFFE Administration and Management approved its application for trading of its American Depositary Shares on NYSE Euronext London. Infosys has made an application for admission of its American Depositary Shares to the Official List of the UK Listing Authority (UKLA) and currently expects that the UKLA will approve its listing application following a listing hearing, which is currently expected to take place on February 18, 2013.

Infosys' American Depositary Shares are scheduled to begin trading on the Euronext exchanges and to be admitted to the Official List of the UKLA on February 20, 2013. The Company’s American Depositary Shares will trade under the symbol “INFY” and be denominated in Euros on the Euronext exchanges. This listing will not alter Infosys' share count, capital structure, or current stock listing on the New York Stock Exchange (NYSE), where it also trades under the symbol “INFY”.

The Euronext listings are intended to attract investors based outside of India and the United States, particularly in Europe, to provide greater access to Infosys' American Depositary Shares among European fund managers who may be required to invest in Euro-zone markets or currencies only, thereby promoting additional access for all investors and broadening the trading window available for Infosys global investors. As an NYSE listed company, Infosys Limited obtained its cross listing on the NYSE Euronext Paris Professional Segment through the Fast Path program.

Copies of the Prospectus may be obtained free of charge from Infosys Limited at Electronics City, Hosur Road, Bangalore, Karnataka, India 560 100, from its paying agent, BNP Paribas Securities Services (Postal address: 3 rue d'Antin, 75002 Paris, France), and on the websites of Infosys Limited (www.infosys.com) and the AMF (www.amf-france.org). A copy of the Prospectus will also be submitted to the UK's National Storage Mechanism. The website of the National Storage Mechanism is: www.Hemscott.com/nsm.do.

About Infosys

Infosys partners with global enterprises to drive their innovation-led growth. That's why Forbes ranked Infosys 19th among the top 100 most innovative companies. As a leading provider of next-generation consulting, technology, and outsourcing solutions, Infosys helps clients in more than 30 countries realize their goals.

Visit http://www.infosys.com and see how Infosys, with its 150,000+ people, is Building Tomorrow's Enterprise® today.

Safe Harbor

Certain statements in this release concerning our proposed listing on the Paris and London exchanges of NYSE Euronext are forward-looking statements, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, our ability to undertake the transactions and receive the approvals necessary to list our ADS on the NYSE Euronext markets in Paris and London. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company, except as required by law and market rules.

Contact
Investor Relations	Avishek Lath, India +91 (80) 4116 7744 avishek_lath@infosys.com	Sandeep Mahindroo, US +1 (646) 254 3133 sandeep_mahindroo@infosys.com
Media Relations	Sarah Vanita Gideon, India +91 (80) 4156 4998 Sarah_Gideon@infosys.com	Paul De Lara, Europe +44 207 516 2748 Paul_deLara@infosys.com